UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Fourth Quarter and Full Year 2020 Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

RSPrint Acquisition

On November 9, 2020 Materialise, which already owned 50% of RS Print, the owner of the Phits personalized insole product line, acquired the remaining shares of RS Print and substantially all of the assets of RS Scan, a market leader in the development and supply of intelligent foot measurement technology and systems. The acquisition increased the scope of our Materialise Manufacturing segment and impacted our results of operations for the fourth quarter of 2020 as well as the year ended December 31, 2020, increasing our revenues by 762 kEUR and decreasing our operating result by (562) kEUR.

Fourth Quarter 2020 Results

Total revenue for the fourth quarter of 2020 was 45,301 kEUR, a 10.7% decrease compared to 50,712 kEUR for the fourth quarter of 2019.

Revenue from our Materialise Software segment was 10,216 kEUR, a 15.7% decrease compared to 12,124 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment was 17,188 kEUR for the fourth quarter of 2020, compared to 17,209 kEUR for the same period in 2019. At December 1, 2020, Materialise acquired the remaining 25% shares of Engimplan in exchange for Engimplan spinal implant business line, which was non-strategic for Materialise.

Revenue from our Materialise Manufacturing segment was 17,889 kEUR, a decrease of 16.0% compared to 21,295 kEUR for the fourth quarter of 2019. Revenue increased 26.4%, however, compared to the third quarter of 2020.

Gross profit was 26,165 kEUR in the fourth quarter of 2020 compared to 28,578 kEUR in the same period last year. Gross profit as a percentage of revenue increased to 57.8% from 56.4%.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 1.4% to 27,843 kEUR for the fourth quarter of 2020 from 27,462 kEUR for the fourth quarter of 2019. Excluding the impairment charge for capitalized expenditures related to our tracheal splint development program of (2,090) kEUR expenses decreased by (6.2)%.

Net other operating result was (296) kEUR compared to 1,394 kEUR for the fourth quarter of 2019. Excluding non-recurring charges reflecting the impairment of goodwill and intangible assets of Engimplan, and a positive revaluation of our initial 50% interest in RS Print, net other operating result was 1,450 kEUR.

Operating result was (1,974) kEUR, compared to 2,509 kEUR for the fourth quarter of 2019. Excluding the non-recurring impairments and revaluation discussed in the two paragraphs above, our operating result was 1,862 kEUR.

Net financial result in the fourth quarter of 2020 was (596) kEUR compared to (558) kEUR for the fourth quarter of 2019. Due to our acquisition of all remaining shares of RS Print, there is no share in the result of a joint venture in the fourth quarter of 2020.

The fourth quarter of 2020 contained income tax income of 452 kEUR, compared to net tax expense of (562) kEUR in the fourth quarter of 2019.

As a result of the above, net profit for the fourth quarter of 2020 was (2,118) kEUR, compared to net profit of 1,246 kEUR for the same period in 2019. Total comprehensive income for the fourth quarter of 2020 was (1,260) kEUR compared to 1,251 kEUR for the 2019 period.

Adjusted EBITDA for the fourth quarter of 2020 of was 7,370 kEUR, compared to 7,749 kEUR for the same period in 2019. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the fourth quarter of 2020 was 16.3% compared to 15.3% for the fourth quarter of 2019.

Adjusted EBITDA for the Materialise Software segment decreased to 3,867 kEUR from 5,026 kEUR while the Adjusted EBITDA margin (segment EBITDA divided by segment revenue) was 37.9% compared to 41.5% for the prior-year period.

Adjusted EBITDA for the Materialise Medical segment increased 39.7% to 4,845 kEUR from 3,468 kEUR, while the Adjusted EBITDA margin increased to 28.2% from 20.2%. The segment’s EBITDA for the fourth quarter of 2020 amounted to 239 kEUR and was negatively impacted by the impairment of capitalized expenditures related to our tracheal splint development program and of goodwill and intangible assets of Engimplan, for an aggregate amount of (4.606) kEUR. Both impairment charges were non-cash.

Adjusted EBITDA for the Materialise Manufacturing segment was 1,099 kEUR compared to 1,761 kEUR while the Adjusted EBITDA margin was 6.1% compared to 8.3% for the prior-year period.

Full Year 2020 Results

Total revenues for the year ended December 31, 2020 were 170,449 kEUR, a decrease of 13.3% compared to 196,679 kEUR for the year ended December 31, 2019.

Revenues from our Materialise Software segment were 39,055 kEUR for the year ended December 31, 2020, a decrease of 6.2% compared to 41,654 kEUR for the year ended December 31, 2019.

Revenues from our Materialise Medical segment grew by 1.5% for the year ended December 31, 2020 to 61,729 kEUR from 60,809 kEUR for the year ended December 31, 2019. Medical software growth was 3.3%, and revenues from medical devices and services increased 0.7%.

Revenues from our Materialise Manufacturing segment decreased 26.0% to 69,635 kEUR for the year ended December 31, 2020 from 94,156 kEUR for the year ended December 31, 2019.

Operating profit was (4,639) kEUR for the year ended December 31, 2020 compared to 6,936 kEUR in the prior year. Excluding the effect of the impairments and revaluation, our operating profit was (803) kEUR.

Net financial expenses amounted to (3,541) kEUR, compared to (2,305) kEUR for the year ended December 31, 2019. Income taxes amounted to 949 kEUR compared to (2,595) kEUR for the year ended December 31, 2019. Net result decreased to (7,272) kEUR for 2020 from a net profit of 1,644 kEUR in 2019.

Adjusted EBITDA for 2020 was 20,378 kEUR, compared to 26,656 kEUR for 2019. The Adjusted EBITDA margin was 12.0%, compared to 13.6% in 2019.

The Materialise Software segment’s Adjusted EBITDA margin increased to 34.3% in 2020, compared to 33.2% in 2019.

The Materialise Medical segment’s Adjusted EBITDA margin increased to 22.5% in 2020, compared to 17.7% in 2019.

The Materialise Manufacturing segment’s Adjusted EBITDA margin decreased to 3.7% in 2020 from 12.9% for 2019.

At December 31, 2020, we had cash and equivalents of 111,538 kEUR compared to 128,897 kEUR at December 31, 2019. Gross debt amounted to 115,110 kEUR compared to 127,939 kEUR at December 31, 2019.

Cash flow from operating activities for the year ended December 31, 2020 was 29,978 kEUR compared to 28,402 kEUR in the year ended December 31,2019. Total capital expenditures for the year ended December 31, 2020 amounted to 17,650 kEUR. This amount included 6,617 kEUR of capitalized R&D expenditures from intangible assets, of which 2,185 kEUR related to our ongoing internal digital transformation program.

Net shareholders’ equity at December 31, 2020 was 133,104 kEUR compared to 142,782 kEUR at December 31, 2019.

Note on Comparability

The year 2019 has been restated to reflect certain reclassification adjustments and the final accounting of the Engimplan business combination. The fair value analysis with respect to the assets and liabilities acquired had not been finalized as of December 31, 2019. Within 12 months of acquisition, we completed the fair value analysis of the Engimplan business combination, with corresponding adjustments to intangible assets, goodwill, property, plant and equipment, inventories and contracts in progress. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2019 and our consolidated income statement for the year ended December 31, 2019. It concerned a fair value correction of the plant and equipment of 674 kEUR, goodwill of 567 kEUR and the related depreciation for an amount of (80) kEUR.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.2271, the reference rate of the European Central Bank on December 31, 2020.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the Company believes there is a reasonable basis for them. However, the Company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual results to differ materially from our expectations, including risk factors described in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this press release.

The Company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In 000, except per share amounts	2020	2020	2019 (*)	2020	2019 (*)
	U.S.$	€	€	€	€
Revenue	55,589	45,301	50,712	170,449	196,679
Cost of sales	(23,483)	(19,137)	(22,134)	(76,446)	(86,972)
Gross profit	32,107	26,165	28,578	94,003	109,707
Gross profit as % of revenue	57.8%	57.8%	56.4%	55.2%	55.8%
Research and development expenses	(8,073)	(6,579)	(5,937)	(25,014)	(23,348)
Research and development impairment	(2,565)	(2,090)		(2,090)
Sales and marketing expenses	(13,422)	(10,938)	(14,192)	(44,636)	(52,989)
General and administrative expenses	(10,106)	(8,236)	(7,333)	(29,337)	(31,786)
Net other operating income (expenses)	1,779	1,450	1,394	4,182	5,352
Impairment of Engimplan goodwill & intangible assets	(3,087)	(2,516)		(2,516)
Revaluation of 50% RS Print interest	945	770		770
Operating (loss) profit	(2,422)	(1,974)	2,509	(4,639)	6,936
Financial expenses	(1,317)	(1,073)	(1,035)	(5,996)	(3,682)
Financial income	585	477	477	2,453	1,377
Share in loss of joint venture			(147)	(39)	(392)
(Loss) profit before taxes	(3,154)	(2,570)	1,804	(8,220)	4,239
Income taxes	555	452	(558)	949	(2,595)
Net (loss) profit for the period	(2,599)	(2,118)	1,246	(7,272)	1,644
Net (loss) profit attributable to:
The owners of the parent	(2,617)	(2,133)	1,260	(7,124)	1,585
Non-controlling interest	18	15	(14)	(148)	59
Earnings per share attributable to owners of the parent
Basic	(0.05)	(0.04)	0.03	(0.13)	0.03
Diluted	(0.05)	(0.04)	0.03	(0.13)	0.03
Weighted average basic shares outstanding	53,896	53,896	52,891	53,364	52,891
Weighted average diluted shares outstanding	53,896	53,896	53,797	53,364	53,779

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination (additional 80 kEUR deprecation in net other operating expenses).

Consolidated statement of comprehensive income (Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In 000	2020	2020	2019 (*)	2020	2019 (*)
	U.S.$	€	€	€	€
Net profit (loss) for the period	(2,599)	(2,118)	1,246	(7,272)	1,644
Other comprehensive income
Exchange difference on translation of foreign operations	453	369	5	(6,176)	230
Fair value remeasurement	600	489	—	489	—
Other comprehensive income (loss), net of taxes	1.053	858	5	(5,687)	230
Total comprehensive income (loss) for the year, net of taxes	(1,546)	(1,260)	1,251	(12,959)	1,874
Total comprehensive income (loss) attributable to:
The owners of the parent	(1,678)	(1,368)	1,406	(11,896)	2,040
Non-controlling interest	132	108	(155)	(1,063)	(166)

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination.

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000	2020	2019 (*)
	€	€
Assets
Non-current assets
Goodwill	20,342	19,607
Intangible assets	32,981	27,395
Property, plant & equipment	88,267	91,006
Right-of-Use assets	10,996	10,586
Investments in joint ventures	—	39
Deferred tax assets	201	192
Other non-current assets	14,138	9,390
Total non-current assets	166,926	158,215
Current assets
Inventories and contracts in progress	10,043	12,696
Trade receivables	30,871	40,322
Other current assets	8,290	9,271
Cash and cash equivalents	111,538	128,897
Total current assets	160,741	191,186
Total assets	327,667	349,401

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination.

	As of December 31,	As of December 31,
In 000	2020	2019 (*)
	€	€
Equity and liabilities
Equity
Share capital	4,096	3,066
Share premium	141,274	138,090
Retained earnings & reserves	(12,267)	(1,650)
Equity attributable to the owners of the parent	133,104	139,506
Non-controlling interest		3,276
Total equity	133,104	142,782
Non-current liabilities
Loans & borrowings	90,502	104,673
Lease liabilities	7,086	6,427
Deferred tax liabilities	6,805	5,747
Deferred income	5,327	5,031
Other non-current liabilities	398	696
Total non-current liabilities	110,118	122,575
Current liabilities
Loans & borrowings	13,984	13,389
Lease liabilities	3,538	3,449
Trade payables	17,698	18,516
Tax payables	974	3,363
Deferred income	29,554	27,641
Other current liabilities	18,695	17,686
Total current liabilities	84,445	84,044
Total equity and liabilities	327,667	349,401

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination.

Consolidated statement of cash flows (Unaudited)

	For the twelve months ended December 31,
in 000	2020	2019 (*)
	€	€
Operating activities
Net profit for the period	(7,272)	1,644
Non-cash and operational adjustments
Depreciation of property, plant & equipment	14,932	14,419
Amortization of intangible assets	4,742	4,859
Impairment goodwill & development costs	4,606	—
Share-based payment expense	752	(9)
Loss (gain) on disposal of property, plant & equipment	9	165
Movement in provisions	137	138
Movement reserve for bad debt	516	121
Financial income	(2,300)	(1,383)
Financial expense	5,822	3,693
Impact of foreign currencies	60	(176)
Share in loss of a joint venture (equity method)	39	392
(Deferred) income taxes	(948)	2,593
Fair value and other	(1,093)	64
Working capital adjustment & income tax paid
Decrease (increase) in trade receivables and other receivables	9,204	216
Decrease (increase) in inventories	2,724	(745)
Increase (decrease) in trade payables and other payables	583	4,196
Income tax paid & interest received	(2,537)	(1,783)
Net cash flow from operating activities	29,978	28,402

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination.

	For the twelve months ended December 31,
in 000	2020	2019 (*)
	€	€
Investing activities
Purchase of property, plant & equipment	(11,032)	(13,472)
Purchase of intangible assets	(6,618)	(2,193)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	552	278
Other equity investments in non-listed entities	(300)	(281)
Investments in joint ventures	—	(875)
Convertible loan to third party	(2,836)	(2,743)
Investments in subsidiary, net of cash acquired	(8,031)	(6,331)
Interest received	—	—
Net cash flow used in investing activities	(28,265)	(25,617)
Financing activities
Proceeds from loans & borrowings	—	29,000
Repayment of loans & borrowings	(13,736)	(12,126)
Repayment of finance leases	(3,640)	(5,283)
Capital increase in parent company	4,112	1,268
Direct attributable expense of capital increase	—	—
Interest paid	(2,268)	(2,286)
Other financial income (expense)	(1,356)	208
Net cash flow from (used in) financing activities	(16,888)	10,782
Net increase of cash & cash equivalents	(15,175)	13,566
Cash & cash equivalents at beginning of the year	128,897	115,506
Exchange rate differences on cash & cash equivalents	(2,185)	(173)
Cash & cash equivalents at end of the period	111,538	128,897

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination.

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In 000	2020	2019 (*)	2020	2019 (*)
	€	€	€	€
Net profit (loss) for the period	(2,118)	1,246	(7,272)	1,644
Income taxes	(452)	558	(949)	2,595
Financial expenses	1,073	1,035	5,996	3,682
Financial income	(477)	(477)	(2,453)	(1,377)
Share in loss of joint venture		147	39	392
Depreciation and amortization	5,160	5,196	19,775	19,278
EBITDA	3,188	7,705	15,136	26,214
Share-based compensation expense (1)	286	44	1,343	302
Acquisition-related expenses of business combinations (2)	63		63	140
Impairments (3)	4,606		4 606
Re-valuation of 50% RS Print interest (4)	(770)		(770)
ADJUSTED EBITDA	7,370	7,749	20,378	26,656

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the RS Print acquisition in 2020 and Engimplan acquisition in 2019.
(3)

Impairments represents the impairment of capitalized expenditures related to our tracheal splint development program (2,090) kEUR) and the impairment of goodwill and intangible assets of Engimplan (2,516) kEUR).

(4)	Represents a positive revaluation of our initial 50% interest in RS Print after our acquisition of the remaining interest in the joint venture.

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination (additional 80 kEUR deprecation in net other operating expenses).

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
	€	€	€	€	€	€
For the three months ended December 31, 2020
Revenues	10,216	17,188	17,889	45,293	8	45,301
Segment Adjusted EBITDA	3,867	4,845	1,099	9,811	(2,441)	7,370
Segment Adjusted EBITDA %	37.9%	28.2%	6.1%	21.7%		16.3%
For the three months ended December 31, 2019 (*)
Revenues	12,124	17,209	21,295	50,628	84	50,712
Segment Adjusted EBITDA	5,026	3,468	1,761	10,255	(2,506)	7,749
Segment Adjusted EBITDA %	41.5%	20.2%	8.3%	20.3%		15.3%

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
	€	€	€	€	€	€
For the twelve months ended December 31, 2020
Revenues	39,055	61,729	69,635	170,419	30	170,449
Segment Adjusted EBITDA	13,383	13,915	2,548	29,847	(9,468)	20,378
Segment Adjusted EBITDA %	34.3%	22.5%	3.7%	17.5%		12.0%
For the twelve months ended December 31, 2019 (*)
Revenues	41,654	60,809	94,156	196,619	60	196,679
Segment Adjusted EBITDA	13,812	10,774	12,154	36,740	(10,085)	26,656
Segment Adjusted EBITDA %	33.2%	17.7%	12.9%	18.7%		13.6%

(1)	Unallocated Revenues consists of occasional one-off sales in our core competencies not allocated to any of our segments.
(2)

Unallocated segment adjusted EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination (additional 80 kEUR deprecation on net other operating expenses).

Reconciliation of Net Profit (Loss) to Segment (adjusted) EBITDA (Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In 000	2020	2019 (*)	2020	2019 (*)
	€	€	€	€
Net profit (loss) for the period	(2,118)	1,246	(7,272)	1,644
Income taxes	(452)	558	(949)	2,595
Financial cost	1,073	1,035	5,996	3,682
Financial income	(477)	(477)	(2,453)	(1,377)
Share in loss of joint venture		147	39	392
Operating profit	(1,974)	2,509	(4,639)	6,936
Depreciation and amortization	5,160	5,196	19,775	19,278
Corporate research and development	772	456	2,824	1,798
Corporate headquarter costs	3,382	2,573	11,719	10,547
Other operating income (expense)	(1,365)	(479)	(3,668)	(1,819)
Fair value adjustment 50% RS Print	(770)		(770)
Impairments	4,606		4,606
Segment (adjusted) EBITDA	9,811	10,255	29,847	36,740

(*)	The year 2019 has been restated to reflect the final accounting of the Engimplan business combination (additional 80 kEUR deprecation in net other operating expenses).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: March 9, 2021